UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No._)*

FLEX PHARMA, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

33938A105
(CUSIP Number)

Boston Foundation, Inc.
George C. Wilson, Assistant Treasurer
75 Arlington Street Boston, MA 02116
617-338-1626
george.wilson@tbf.com
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 20, 2018
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /__/
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 33938A105
(1) Names of reporting persons
      Boston Foundation, Inc.

(2) Check the appropriate box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only

(4) Source of funds (see instructions)
      OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization
MA

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power
2,200,000

(8) Shared voting power

(9) Sole dispositive power
2,200,000

(10) Shared dispositive power

(11) Aggregate amount beneficially owned by each reporting person 2,200,000 shares

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11)
      12.2%

(14) Type of reporting person (see instructions)
      CO


Item 1. Security and Issuer.
      This Schedule 13D is filed with respect to the ownership by the Reporting Person (as defined in Item 2 below) of shares of the Common Stock, par value $0.0001 per share, of Flex Pharma, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 800 Boylston
Street, 24th Floor, Boston, MA 02199.
Item 2. Identity and Background. The information provided below relates to the Reporting Person. Exhibit A attached hereto sets forth the name, and principal occupation of each executive officer ("Executive Officers") and member of the board of directors ("Directors") of the Reporting Person.
(a) This Schedule 13D is filed by Boston Foundation, Inc., a Massachusetts corporation (the "Reporting Person") doing business as The Boston Foundation, or TBF.
(b) The business address of the Reporting Person and of each of the Executive Officers is
  Boston Foundation, Inc.
  75 Arlington Street
  Boston, MA 02116

Each of the Directors has a business address c/o Boston
Foundation, Inc., 75 Arlington Street, Boston, MA 02116.
(c) The present principal occupation of the Reporting Person is as a community foundation, exempt from federal income taxes
pursuant to Section 501(c)(3) of the Internal Revenue Code,
which devotes its resources to building and sustaining a vital, prosperous Boston, MA city and region.
(d) During the last five years, none of the Reporting Person nor, to the knowledge of Reporting Person, its Executive
Officers or Directors has been convicted in a criminal
proceeding (excluding traffic violations or similar
misdemeanors).
(e) During the last five years, none of the Reporting Person nor, to the knowledge of Reporting Person, its Executive
Officers or Directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or
prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a corporation organized under the laws of the Commonwealth of Massachusetts. All of the Reporting
Person's Executive Officers and Directors are citizens of the
United States of America. Director Dwight Poler is also a
citizen of the United Kingdom.
Item 3. Source and Amount of Funds or Other Consideration. The
shares of the Common Stock of the Issuer were given to the
Reporting Person pursuant to its standard Donor Advised Fund
Gift Agreement, without consideration, for use in furtherance of the charitable purpose and mission of the Reporting Person.
Item 4. Purpose of Transaction. The Reporting Person accepted the gift of the shares of the Common Stock of the Issuer to
provide funds for use in furtherance of the charitable purpose and mission of the Reporting Person.
(a) The Reporting Person plans the orderly liquidation of the shares of Common Stock of the Issuer in accordance with Rule 144 under the Securities Act of 1933, as amended.
(b) The Reporting Person has no plans to effect any
extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries.
(c) The Reporting Person has no plans to effect any sale or
transfer of a material amount of assets of the Issuer or any of its subsidiaries.
(d) The Reporting Person has no plans to effect any change in the present board of directors or management of the Issuer,
including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.
(e) The Reporting Person has no plans to effect any material change in the present capitalization or dividend policy of the
Issuer.
(f) The Reporting Person has no plans to effect any other
material change in the Issuer's business or corporate structure.
(g) The Reporting Person has no plans to effect any changes in the Issuer's charter, bylaws or instruments corresponding
thereto or other actions which may impede the acquisition of control of the Issuer by any person.
(h) The Reporting Person has no plans to cause any class of
securities of the Issuer to be delisted from a national
securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national
securities association.
(i) The Reporting Person has no plans to cause any class of
equity securities of the Issuer to become eligible for
termination of registration pursuant to section 12(g)(4) of the
Securities Exchange Act of 1934, as amended.
(j) The Reporting Person has no current plans to effect any
action similar to any of those enumerated in clauses (b) through
(i) above.
Item 5. Interest in Securities of the Issuer. (a) The Reporting
Person acquired 2,200,000 shares of the Common Stock of the
Issuer, or 12.18% of the outstanding shares of Common Stock, calculated based on 18,069,476 shares of Common Stock
outstanding as of October 31, 2018, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended
September 30, 2018, filed with the Securities and Exchange
Commission.
(b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the
disposition all 2,200,000 of the shares of Common Stock of the
Issuer.  The Reporting Person's executive officers have the
power to determine the timing of the sale of the Common Stock of the Issuer by the Reporting Person.
(c) Other than the receipt by the Reporting Person of the gift of the 2,200,000 shares of the Common Stock of the Issuer on
December 18, 2018, none of the Reporting Person nor, to the
knowledge of the Reporting Person, any of its Executive Officers
or Directors had any transactions in the Common Stock of the
Issuer.
(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of
dividends from, or the proceeds from the sale of, the shares of
Common Stock of the Issuer held by the Reporting Person.
(e) Reporting Person will amend this Schedule 13D when it ceases to be the beneficial owner of more than five percent of the
Common Stock of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer. None of the Reporting
Person nor, to the knowledge of the Reporting Person, its
Executive Officers and Directors has any contracts,
arrangements, understandings or relationships (legal or
otherwise) among or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or
calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or
relationships have been entered into.
Item 7. Material to be Filed as Exhibits. None.
Signature. After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December    , 2018 				Boston Foundation,
Inc.

							By: /s/ George C. Wilson
      George C. Wilson
      Title: Assistant Treasurer
ATTENTION: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).


Exhibit A
to
Schedule 13D
Filed by Boston Foundation, Inc., as Reporting Person


Executive Officers
Name of Executive Officer 	Present Principal Occupation/Employer
Paul S. Grogan			President and Chief Executive Officer of Reporting Person and Ex Officio Member of the Board of Directors
Alfred F. Van Ranst, Jr.	Treasurer and Chief Financial Officer of Reporting Person
Timothy B. Gassert		Secretary of Reporting Person
George C. Wilson		Assistant Treasurer of Reporting Person
Barbara Hindley			Assistant Secretary of Reporting Person
Kate Guedj			Vice President and Chief Philanthropy Officer
Keith Mahoney			Vice President of Communications
Stephen Chan			Vice President, Strategy and Operations

Board of Directors
Name of Director		Present Principal Occupation/Employer
Sandra Edgerly			Chair, Board of Directors of the Reporting Person
Zamawa Arenas			Founder and Chief Executive Officer / Flowetik
Andrew Arnott			President and Chief Executive officer / John Hancock Investments
Vanessa Calderon-Rosado		Executive Director / Inquilinos Boricuas en Accion
Brian J. Conway	Managing	Partner / TA Associates
Pam Y. Eddinger, Ph.D.		President / Bunker Hill Community College
Michael Eisenson		Managing Director and Co-Chairman / Charlesbank Capital Partners
Grace Fey			President / Grace Fey Advisors
Paul C. Gannon			Retired Partner and Chief Operating Officer of The Baupost Group
Paul S. Grogan			President and Chief Executive Officer of Reporting Person and Ex Officio Member of the Board of Directors
Rev. Dr. Gregory Grover		Pastor / Charles Street A.M.E. Church
Paul W. Lee			Counsel / Goodwin Procter LLP
Linda Mason			Chair & Co-Founder / Bright Horizons
Dr. Myechia Minter-Jordan	President & CEO / The Dimock Center
J. Keith Motley, Ph.D		Tenured Professor / UMass Boston College of Management
Peter Nessen			Founder & President / Nessen Associates
Ron O Hanley			President & COO / State Street Corporation
Dwight Poler			Senior Advisor / Bain Capital
Greg Shell			Managing Director / Bain Capital
Scott E. Squillace, Esq.	Attorney / Squillace & Associates, P.C.
C.A. Webb			President / Kendall Square Association